UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For August 23, 2023

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

Trading statement and operating update for the financial year ended 30 June 2023 ("FY23")

Johannesburg, Wednesday, 23 August 2023. In terms of paragraph 3.4(b) of the Listings Requirements of the JSE Limited ("JSE"), a company listed on the JSE is required to publish a trading statement as soon as they are satisfied that a reasonable degree of certainty exists that the financial results for the period to be reported upon next will differ by at least 20% from the financial results for the previous comparable period.

“FY23 was a year filled with many highlights as Harmony delivered on its strategic objectives of producing safe, profitable ounces. We have met the upper end of our production guidance of 1.4 to 1.5 million ounces at an all-in-sustaining cost of below R900 000/kg. Underground recovered grades also exceeded the upper end of the guided 5.45 to 5.6g/t. Our embedded approach to safety, operational excellence, alongside our improved asset quality, resulted in a strong and sustainable group performance with solid free cash flows. We will continue allocating growth capital to our high-grade underground and high-margin surface source operations in South Africa and expanding our international copper-gold portfolio,” said Peter Steenkamp, chief executive officer of Harmony.

Expected basic and headline earnings for FY23

Shareholders of Harmony are advised that a reasonable degree of certainty exists that basic earnings for FY23 will be higher than for the financial year ended 30 June 2022 ("the previous comparable period" or "FY22") primarily due to:

•an increase in revenue due to higher underground recovered grades and a higher average gold price received;

•and no impairment recognised on assets during FY23 due to headroom shown on all assets compared to R4 433 million (US$273 million) impairment in FY22.

The increase in earnings was partially offset by the following:

•an increase in production costs mainly as a result of higher consumables, contractors and services costs;
•acquisition-related costs relating to the Eva Copper assets purchased during December 2022 and subsequent exploration expenditure related to the feasibility study;
•a foreign exchange translation loss of R634 million (US$36 million), compared to a R327 million loss (US$21 million) in FY22, is predominantly attributable to the weakening of the

Rand/US$ exchange rate year on year, which unfavourably affects the translation of the US dollar loan balances; and
•an increase in the taxation expense predominately due to deferred taxation. Deferred taxation moved from a credit of R353 million (US$23 million) in FY22 to an expense of R1 080 million (US$61 million)in FY23 mainly due to higher property, plant and equipment carrying values and utilisation of unredeemed capital expenditure. The current taxation also increased due to higher profitability resulting from favourable gold prices.

Earnings per share (“EPS”) are expected to be between 763 and 798 South African ("SA") cents, which is an increase of more than 100% on the loss per share of 172 SA cents for the previous comparable period. In United States ("US") dollar terms, the earnings per share is expected to be between 43 and 45 US cents, which is an increase of more than 100% on the loss per share of 8 US cents reported for the previous comparable period.

Headline earnings per share (“HEPS”) are expected to be between 747 and 850 SA cents, which represents an increase of between 50% and 70% from the headline earnings per share of 499 SA cents reported in the previous comparable period. In US dollar terms, the headline earnings per share is expected to be between 43 and 50 US cents, which is an increase of between 30% and 50% on the headline earnings per share of 33 US cents reported for the previous comparable period.

Harmony will publish its financial results for the financial year ended 30 June 2023 on Wednesday, 30 August 2023. Please see Harmony’s website for more details: www.harmony.co.za.

The financial information on which this trading statement has been based has not been reviewed or reported on by Harmony’s external auditors.

For more details, contact:

Jared Coetzer
Head of Investor Relations
+27 (0) 82 746 4120

Johannesburg, South Africa
23 August 2023

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

FORWARD-LOOKING STATEMENTS

This market release contains forward-looking statements within the meaning of the safe harbour provided by Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.

These forward-looking statements, including, among others, those relating to our future business prospects, revenues, and the potential benefit of acquisitions (including statements regarding growth and cost savings) wherever they may occur in this market release and the exhibits, are necessarily estimates reflecting the best judgement of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward looking statements should be considered in light of various important factors, including those set forth in this market release.

Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere (including as a result of the coronavirus disease ("COVID-19” or “pandemic”); estimates of future earnings, and the sensitivity of earnings to gold and other metals prices; estimates of future gold and other metals production and sales; estimates of future cash costs; estimates of future cash flows, and the sensitivity of cash flows to gold and other metals prices; estimates of provision for silicosis settlement; statements regarding future debt repayments; estimates of future capital expenditures; the success of our business strategy, exploration and development activities and other initiatives; future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans; estimates of reserves statements regarding future exploration results and the replacement of reserves; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as at existing operations; fluctuations in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions related to industrial action or health and safety incidents; power cost increases as well as power stoppages, fluctuations and usage constraints; supply chain shortages and increases in the prices of production imports and the availability, terms and deployment of capital; our ability to hire and retain senior management, sufficiently technically-skilled employees, as well as our ability to achieve sufficient representation of historically disadvantaged HDSAs in management positions; our ability to comply with requirements that we operate in a sustainable manner and provide benefits to affected communities; potential liabilities related to occupational health diseases; changes in government regulation and the political environment, particularly tax and royalties, mining rights, health and safety, environmental regulation and business ownership including any interpretation thereof; court decisions affecting the South African mining industry, including, without limitation, regarding the interpretation of mining rights; our ability to protect our information technology and communication systems and the personal data we retain; risks related to the failure of internal controls; our ability to meet our environmental, social and corporate governance targets; the outcome of pending or future litigation or regulatory proceedings; fluctuations in exchange rates any further downgrade of South Africa’s credit rating; and currency devaluations and other macroeconomic monetary policies; the adequacy of the Group’s insurance coverage; and socio-economic or political instability in South Africa, Papua New Guinea, Australia and other countries in which we operate.

For a more detailed discussion of such risks and other factors (such as availability of credit or other sources of financing), see the Company’s latest Integrated Annual Report and Form 20-F which is on file with the Securities and Exchange Commission, as well as the Company’s other Securities and Exchange Commission filings. The Company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this market release or to reflect the occurrence of unanticipated events, except as required by law. The foregoing factors and others described under “Risk Factors” should not be construed as exhaustive.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: August 23, 2023	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director

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